News for Immediate Release

Electrovaya to participate in the Water Tower Research Fireside Chat Series

Focus on Infinity Lithium Ion Battery Platform

Toronto, Ontario - March 8, 2022 - Electrovaya Inc. (TSX: EFL; OTCQB: EFLVF), a lithium ion battery manufacturer with industry-leading safety, cycle-life and performance, with substantial intellectual property. Will be participating in episode two of the Water Tower Research Fireside Chat Series on Friday, March 11, at 11:00am EST. Electrovaya's CEO, Sankar DasGupta will be providing an overview of the company's current commercialized Infinity lithium-ion battery platform. Registration link for the live webcast of the fireside chat is available by clicking Here, and this event is open to all investors and media. A replay of the fireside chat will be made available on Electrovaya's event page.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

About Water Tower Research

Water Tower Research is a shareholder communication and engagement platform powered by senior industry experts with significant Wall Street experience. We create, deliver, and maintain the information flow required to build and preserve relationships with every stakeholder and potential investor. Our foundation is built on Wall Street veterans using open digital distribution strategies that are accessible by everyone. "Research for the Other 99% ™ " opens the door to reach a much broader and diverse set of investors while helping to strengthen overall communications, transparency, and engagement.

For more information, please contact:

Investor Contact:

Jason Roy - Director, Investor Relations and Communications

Electrovaya Inc. / Telephone: 905-855-4618 / Email: jroy@electrovaya.com